SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 20, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
20 June 2013

Number:
14/13

BHP BILLITON EXTENDS WESTERN AUSTRALIA IRON ORE JOINT VENTURE RELATIONSHIP

BHP Billiton today announced an extension of its long term joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui).

Under the terms of the agreement, ITOCHU and Mitsui will invest approximately US$0.8 billion and US$0.7 billion respectively in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration includes a share of capital costs associated with the Jimblebar Mine Expansion project incurred to date. The transaction is subject to Australian Foreign Investment Review Board approval and other customary conditions and is expected to be completed in the September 2013 quarter.

ITOCHU and Mitsui collectively hold a 15 per cent interest in BHP Billiton’s Western Australia Iron Ore current mine, rail and port infrastructure. This investment will align interests across the Western Australia Iron Ore supply chain and drive simplicity and flexibility.

BHP Billiton President Iron Ore, Jimmy Wilson, said: “We are pleased to extend our successful, long standing joint venture relationship with ITOCHU and Mitsui. The new Jimblebar mine will have initial production capacity of 35 million tonnes per annum (100 per cent basis) with future expansion potential. Once fully operational this will bring Western Australia Iron Ore’s supply chain capacity to 220 million tonnes per annum (100 per cent basis).”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Note: This release was made outside the hours of operation of the ASX market announcements office.

Media Relations

Australia
Gabrielle Notley
Tel: +61 3 9609 3830
Mobile: +61 477 325 803
email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211
Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360
Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033
Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462
Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Jaryl Strong
Tel: +1 713 499 5548
Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575
Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa
Tara Dines
Tel : +44 20 7802 7113
Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
Brendan Harris
Tel: +44 20 7802 4131
Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158
Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : June 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary